IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.


RECD S.E.C.
MAY 2 7 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


03020701

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for May 27, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-103821
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on May 27th, 2003.



CWMBS, INC.

By: [signature]

Name: Darren Bigby

Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY BEAR, STEARNS & CO. INC.

for

CWMBS, INC.

ALTERNATIVE LOAN TRUST 2003-9T1
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-22

CLOSE-039T1

CLOSE-039T1 Class A2 (AA) ____Prorata(AQ) <P>

Orig Bal 160,531,666 Fac 1.00000 Coup 5.000 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 21-May-2003 Tranche: A2 (AA)

Price	close-039t1/v50	close-039t1/v100	close-039t1/v150	prepay
				losses
	1.3200%	1.3200%	1.3200%	1M_LIB
	6.91	3.44	2.24	Avg. Life
	06/03	06/03	06/03	1st Prin
	01/27	10/15	03/09	Last Prin
101:14	4.72	4.46	4.19	Yield
	5.28	3.00	2.05	Duration
101:18	4.69	4.42	4.13	Yield
	5.28	3.00	2.05	Duration
101:22	4.67	4.38	4.07	Yield
	5.29	3.00	2.05	Duration
101:26	4.65	4.34	4.01	Yield
	5.29	3.00	2.06	Duration
101:30	4.62	4.30	3.95	Yield
	5.30	3.01	2.06	Duration
102: 2	4.60	4.26	3.89	Yield
	5.30	3.01	2.06	Duration
102: 6	4.58	4.22	3.83	Yield
	5.31	3.01	2.06	Duration

CLOSE-039T1

CLOSE-039T1 Class A3 (FA) ______Floater(FS) <P>

Orig Bal 40,000,000 Fac 1.00000 Coup 1.870 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

1.0000 x 1-mo LIBOR + 0.5500 Cap 8.0000 @ 7.4500 Floor 0.5500 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 21-May-2003 Tranche: A3 (FA)

Price	close-039t1/v50 1.3200% 6.91 06/03 01/27	close-039t1/v100 1.3200% 3.44 06/03 10/15	close-039t1/v150 1.3200% 2.24 06/03 03/09	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
99:19	1.94	2.00	2.07	Yield
	6.15	3.23	2.15	Duration
99:23	1.92	1.96	2.01	Yield
	6.16	3.24	2.15	Duration
99:27	1.90	1.93	1.95	Yield
	6.16	3.24	2.15	Duration
99:31	1.88	1.89	1.89	Yield
	6.17	3.24	2.16	Duration
100: 3	1.86	1.85	1.83	Yield
	6.18	3.25	2.16	Duration
100: 7	1.84	1.81	1.78	Yield
	6.18	3.25	2.16	Duration
100:11	1.82	1.77	1.72	Yield
	6.19	3.25	2.16	Duration

CLOSE-039T1

CLOSE-039T1 Class A4 (SA) ______Inverse IO(FS) <P>
Orig Bal 40,000,000 Fac 1.00000 Coup 6.130 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0
-1.0000 x 1-mo LIBOR + 7.4500 Cap 7.4500 @ 0.0000 Floor 0.0000 @ 7.4500
DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 21-May-2003 Tranche: A4 (SA)

Price	close-039t1/v50 1.3200% 6.91 06/03 01/27	close-039t1/v100 1.3200% 3.44 06/03 10/15	close-039t1/v150 1.3200% 2.24 06/03 03/09	prepay losses 1M_LIB Avg. Life 1st Prin Last Prin
8:17	68.56 1.05	54.02 1.04	36.91 1.01	Yield Duration
8:21	67.20 1.07	52.66 1.06	35.49 1.03	Yield Duration
8:25	65.88 1.09	51.33 1.08	34.12 1.04	Yield Duration
8:29	64.61 1.11	50.05 1.10	32.79 1.06	Yield Duration
9: 1	63.37 1.13	48.81 1.12	31.50 1.08	Yield Duration
9: 5	62.18 1.15	47.60 1.14	30.24 1.09	Yield Duration
9: 9	61.01 1.17	46.43 1.16	29.02 1.11	Yield Duration

CLOSE-039T1

CLOSE-039T1 Class A5 (B) ____Prorata(B) <P>

Orig Bal 7,400,000 Fac 1.00000 Coup 5.500 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clcm Rt 0%

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 21-May-2003 Tranche: A5 (B)

Price	close-039t1/v50	close-039t1/v100	close-039t1/v150	prepay
				losses
	1.3200%	1.3200%	1.3200%	1M_LIB
	26.36	16.34	6.25	Avg. Life
	01/27	10/15	03/09	1st Prin
	05/33	05/33	02/10	Last Prin
98:26	5.62	5.64	5.72	Yield
	13.50	10.35	5.14	Duration
98:30	5.61	5.63	5.70	Yield
	13.51	10.36	5.14	Duration
99: 2	5.61	5.62	5.67	Yield
	13.52	10.36	5.14	Duration
99: 6	5.60	5.61	5.65	Yield
	13.53	10.37	5.15	Duration
99:10	5.59	5.59	5.63	Yield
	13.54	10.37	5.15	Duration
99:14	5.58	5.58	5.60	Yield
	13.55	10.38	5.15	Duration
99:18	5.57	5.57	5.58	Yield
	13.55	10.38	5.15	Duration

CLOSE-039T1

CLOSE-039T1 Class A7 (L) NAS <P>

Orig Bal 26,400,000 Fac 1.00000 Coup 5.500 Mat / / Wac- 0.000(0.000) WAM- / (-22841)/ 0

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-May-2003 **Curve Type:** Treas Act **Curve Date:** 21-May-2003 Tranche: A7 (L)

Price	close-039t1/v50	close-039t1/v100	close-039t1/v150	prepay
				losses
	1.3200%	1.3200%	1.3200%	1M_LIB
	14.00	11.05	8.80	Avg. Life
	06/08	06/08	06/08	1st Prin
	05/33	05/33	05/33	Last Prin
99:30	5.53	5.52	5.52	Yield
	9.13	7.84	6.68	Duration
100: 2	5.52	5.51	5.50	Yield
	9.14	7.84	6.68	Duration
100: 6	5.50	5.49	5.48	Yield
	9.14	7.85	6.69	Duration
100:10	5.49	5.48	5.46	Yield
	9.15	7.85	6.69	Duration
100:14	5.48	5.46	5.44	Yield
	9.15	7.85	6.69	Duration
100:18	5.46	5.45	5.43	Yield
	9.16	7.86	6.70	Duration
100:22	5.45	5.43	5.41	Yield
	9.16	7.86	6.70	Duration

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current)
and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis,
which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the
value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

STATEMENT REGARDING CBO PRICING

The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exit for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other
person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

ALTERNATIVE LOAN TRUST 2003-9T1
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-22


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_9T1_SUBS 30 year 5.8's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 05/22/2003 10:49:33

Bond: M Balance: 7,920,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 5/01/2003
Settlement Date: 5/30/2003 WHOLE 30 year WAC: 6.05 WAM: 357.28
>>>>> Prepayment Ramp begins at 6.000 and rises to 18.000 by month 12.<<<<

Months 480	PPC 0	PPC 25	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 250
101-12	5.406	5.382	5.362	5.344	5.330	5.317	5.307	5.297	5.289	5.243
101-16	5.394	5.369	5.347	5.329	5.313	5.300	5.288	5.278	5.269	5.220
101-20	5.383	5.356	5.333	5.313	5.297	5.283	5.270	5.259	5.250	5.198
101-24	5.372	5.344	5.319	5.298	5.280	5.265	5.252	5.241	5.230	5.175
101-28	5.361	5.331	5.305	5.283	5.264	5.248	5.234	5.222	5.211	5.152
102- 0	5.350	5.318	5.291	5.267	5.247	5.231	5.216	5.203	5.192	5.130
102- 4	5.339	5.305	5.276	5.252	5.231	5.213	5.198	5.184	5.172	5.107
102- 8	5.328	5.293	5.262	5.237	5.215	5.196	5.180	5.166	5.153	5.085
102-12	5.317	5.280	5.248	5.221	5.198	5.179	5.162	5.147	5.134	5.062
102-16	5.306	5.267	5.234	5.206	5.182	5.162	5.144	5.128	5.115	5.040
102-20	5.295	5.255	5.220	5.191	5.166	5.144	5.126	5.110	5.095	5.018
*102-24	5.284	5.242	5.206	5.175	5.149	5.127	5.108	5.091	5.076	4.995
102-28	5.273	5.230	5.192	5.160	5.133	5.110	5.090	5.073	5.057	4.973
103- 0	5.262	5.217	5.178	5.145	5.117	5.093	5.072	5.054	5.038	4.951
103- 4	5.251	5.205	5.164	5.130	5.101	5.076	5.055	5.036	5.019	4.928
103- 8	5.240	5.192	5.150	5.115	5.085	5.059	5.037	5.017	5.000	4.906
103-12	5.229	5.180	5.136	5.100	5.069	5.042	5.019	4.999	4.981	4.884
103-16	5.219	5.167	5.123	5.085	5.053	5.025	5.001	4.980	4.962	4.862
103-20	5.208	5.155	5.109	5.070	5.036	5.008	4.984	4.962	4.943	4.840
103-24	5.197	5.142	5.095	5.055	5.020	4.991	4.966	4.944	4.924	4.818
103-28	5.186	5.130	5.081	5.040	5.004	4.974	4.948	4.926	4.905	4.796
104- 0	5.176	5.118	5.067	5.025	4.988	4.958	4.931	4.907	4.886	4.774
104- 4	5.165	5.105	5.054	5.010	4.973	4.941	4.913	4.889	4.868	4.752
AVG LIFE	19.15	15.35	12.95	11.38	10.30	9.53	8.95	8.50	8.14	6.67
DURATION	11.07	9.63	8.65	7.96	7.46	7.08	6.77	6.53	6.33	5.42
FIRST PAY	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03
LAST PAY	5/33	5/33	5/33	5/33	5/33	5/33	5/33	5/33	3/33	8/31


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_9T1_SUBS 30 year 5.8's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 05/22/2003 10:49:34

Bond: B1 Balance: 1,716,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 5/01/2003
Settlement Date: 5/30/2003 WHOLE 30 year WAC: 6.05 WAM: 357.28
>>>>> Prepayment Ramp begins at 6.000 and rises to 18.000 by month 12.<<<<

Months 480	PPC 0	PPC 25	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 250
99-16	5.576	5.577	5.579	5.580	5.582	5.582	5.583	5.584	5.585	5.588
99-20	5.564	5.564	5.564	5.564	5.565	5.565	5.565	5.565	5.565	5.565
99-24	5.553	5.551	5.550	5.549	5.548	5.547	5.546	5.545	5.545	5.542
99-28	5.541	5.538	5.535	5.533	5.531	5.529	5.527	5.526	5.525	5.519
100- 0	5.530	5.525	5.520	5.517	5.514	5.511	5.509	5.507	5.505	5.495
100- 4	5.518	5.512	5.506	5.501	5.497	5.493	5.490	5.488	5.485	5.472
100- 8	5.507	5.499	5.491	5.485	5.480	5.476	5.472	5.468	5.465	5.449
100-12	5.496	5.486	5.477	5.469	5.463	5.458	5.453	5.449	5.446	5.426
100-16	5.484	5.473	5.462	5.454	5.446	5.440	5.435	5.430	5.426	5.403
100-20	5.473	5.460	5.448	5.438	5.430	5.423	5.416	5.411	5.406	5.380
100-24	5.462	5.447	5.433	5.422	5.413	5.405	5.398	5.392	5.387	5.357
*100-28	5.450	5.434	5.419	5.407	5.396	5.387	5.380	5.373	5.367	5.334
101- 0	5.439	5.421	5.405	5.391	5.380	5.370	5.361	5.354	5.347	5.311
101- 4	5.428	5.408	5.390	5.376	5.363	5.352	5.343	5.335	5.328	5.289
101- 8	5.417	5.395	5.376	5.360	5.346	5.335	5.325	5.316	5.308	5.266
101-12	5.406	5.382	5.362	5.344	5.330	5.317	5.307	5.297	5.289	5.243
101-16	5.394	5.369	5.347	5.329	5.313	5.300	5.288	5.278	5.269	5.220
101-20	5.383	5.356	5.333	5.313	5.297	5.283	5.270	5.259	5.250	5.198
101-24	5.372	5.344	5.319	5.298	5.280	5.265	5.252	5.241	5.230	5.175
101-28	5.361	5.331	5.305	5.283	5.264	5.248	5.234	5.222	5.211	5.152
102- 0	5.350	5.318	5.291	5.267	5.247	5.231	5.216	5.203	5.192	5.130
102- 4	5.339	5.305	5.276	5.252	5.231	5.213	5.198	5.184	5.172	5.107
102- 8	5.328	5.293	5.262	5.237	5.215	5.196	5.180	5.166	5.153	5.085
AVG LIFE	19.15	15.35	12.95	11.38	10.30	9.53	8.95	8.50	8.14	6.67
DURATION	10.95	9.53	8.57	7.89	7.40	7.02	6.73	6.49	6.29	5.39
FIRST PAY	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03
LAST PAY	5/33	5/33	5/33	5/33	5/33	5/33	5/33	3/33	1/33	2/30


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_9T1_SUBS 30 year 5.8's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 05/22/2003 10:49:35

Bond: B2 Balance: 1,320,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 5/01/2003
Settlement Date: 5/30/2003 WHOLE 30 year WAC: 6.05 WAM: 357.28
>>>>> Prepayment Ramp begins at 6.000 and rises to 18.000 by month 12.<<<<

Months 480	PPC 0	PPC 25	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 250
94- 4	6.092	6.171	6.238	6.294	6.342	6.383	6.418	6.449	6.476	6.626
94- 8	6.080	6.156	6.222	6.277	6.324	6.363	6.398	6.428	6.455	6.601
94-12	6.067	6.142	6.206	6.260	6.305	6.344	6.378	6.407	6.433	6.576
94-16	6.055	6.128	6.190	6.243	6.287	6.325	6.358	6.386	6.412	6.551
94-20	6.042	6.113	6.174	6.225	6.269	6.306	6.338	6.366	6.390	6.526
94-24	6.030	6.099	6.158	6.208	6.251	6.286	6.318	6.345	6.369	6.501
94-28	6.018	6.085	6.143	6.191	6.232	6.267	6.298	6.324	6.348	6.476
95- 0	6.005	6.071	6.127	6.174	6.214	6.248	6.278	6.304	6.327	6.452
95- 4	5.993	6.056	6.111	6.157	6.196	6.229	6.258	6.283	6.305	6.427
95- 8	5.980	6.042	6.095	6.140	6.178	6.210	6.238	6.262	6.284	6.402
95-12	5.968	6.028	6.080	6.123	6.160	6.191	6.218	6.242	6.263	6.378
*95-16	5.956	6.014	6.064	6.106	6.142	6.172	6.198	6.221	6.242	6.353
95-20	5.944	6.000	6.048	6.089	6.124	6.153	6.179	6.201	6.221	6.329
95-24	5.931	5.986	6.033	6.072	6.106	6.134	6.159	6.180	6.200	6.304
95-28	5.919	5.972	6.017	6.055	6.088	6.115	6.139	6.160	6.179	6.280
96- 0	5.907	5.958	6.002	6.039	6.070	6.097	6.119	6.140	6.158	6.255
96- 4	5.895	5.944	5.986	6.022	6.052	6.078	6.100	6.119	6.137	6.231
96- 8	5.883	5.930	5.971	6.005	6.034	6.059	6.080	6.099	6.116	6.207
96-12	5.871	5.916	5.955	5.988	6.016	6.040	6.061	6.079	6.095	6.182
96-16	5.859	5.902	5.940	5.972	5.999	6.021	6.041	6.059	6.074	6.158
96-20	5.846	5.888	5.925	5.955	5.981	6.003	6.022	6.038	6.053	6.134
96-24	5.834	5.875	5.909	5.938	5.963	5.984	6.002	6.018	6.033	6.110
96-28	5.822	5.861	5.894	5.922	5.945	5.966	5.983	5.998	6.012	6.086
AVG LIFE	19.15	15.35	12.95	11.38	10.30	9.53	8.95	8.50	8.14	6.67
DURATION	10.62	9.25	8.33	7.69	7.23	6.87	6.59	6.36	6.17	5.31
FIRST PAY	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03
LAST PAY	5/33	5/33	5/33	5/33	5/33	5/33	5/33	3/33	12/32	10/29


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_9T1_SUBS 30 year 5.8's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 05/22/2003 10:50:08

Bond: M Balance: 7,920,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 5/01/2003
Settlement Date: 5/30/2003 WHOLE 30 year WAC: 6.05 WAM: 357.28

Months 480	PSA 100	PSA 200	PSA 275	PSA 300	PSA 325	PSA 350	PSA 400	PSA 600	PSA 800	PSA 1000
101-12	5.375	5.350	5.334	5.330	5.325	5.321	5.314	5.289	5.253	5.188
101-16	5.362	5.335	5.318	5.313	5.309	5.304	5.296	5.269	5.231	5.162
101-20	5.348	5.320	5.302	5.297	5.292	5.287	5.278	5.250	5.209	5.135
101-24	5.335	5.305	5.286	5.280	5.275	5.270	5.261	5.230	5.187	5.109
101-28	5.322	5.290	5.270	5.264	5.258	5.253	5.243	5.211	5.165	5.082
102- 0	5.308	5.275	5.254	5.247	5.242	5.236	5.225	5.192	5.143	5.056
102- 4	5.295	5.260	5.238	5.231	5.225	5.219	5.208	5.172	5.122	5.029
102- 8	5.282	5.245	5.222	5.215	5.208	5.202	5.190	5.153	5.100	5.003
102-12	5.269	5.230	5.206	5.198	5.191	5.185	5.173	5.134	5.078	4.977
102-16	5.256	5.215	5.190	5.182	5.175	5.168	5.155	5.115	5.056	4.950
102-20	5.243	5.200	5.174	5.166	5.158	5.151	5.138	5.095	5.035	4.924
*102-24	5.230	5.185	5.158	5.149	5.142	5.134	5.121	5.076	5.013	4.898
102-28	5.217	5.170	5.142	5.133	5.125	5.117	5.103	5.057	4.991	4.872
103- 0	5.203	5.156	5.126	5.117	5.109	5.101	5.086	5.038	4.970	4.846
103- 4	5.190	5.141	5.110	5.101	5.092	5.084	5.069	5.019	4.948	4.820
103- 8	5.177	5.126	5.094	5.085	5.076	5.067	5.051	5.000	4.927	4.794
103-12	5.164	5.111	5.078	5.069	5.059	5.050	5.034	4.981	4.905	4.768
103-16	5.152	5.097	5.063	5.053	5.043	5.034	5.017	4.962	4.884	4.742
103-20	5.139	5.082	5.047	5.036	5.027	5.017	5.000	4.943	4.862	4.716
103-24	5.126	5.067	5.031	5.020	5.010	5.000	4.982	4.924	4.841	4.690
103-28	5.113	5.053	5.016	5.004	4.994	4.984	4.965	4.905	4.819	4.664
104- 0	5.100	5.038	5.000	4.988	4.978	4.967	4.948	4.886	4.798	4.638
104- 4	5.087	5.024	4.984	4.973	4.961	4.951	4.931	4.868	4.777	4.612
AVG LIFE	14.43	11.84	10.62	10.30	10.02	9.76	9.32	8.14	6.93	5.50
DURATION	9.26	8.17	7.61	7.46	7.32	7.19	6.97	6.33	5.60	4.63
FIRST PAY	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03
LAST PAY	5/33	5/33	5/33	5/33	5/33	5/33	5/33	3/33	10/30	7/24



COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_9T1_SUBS 30 year 5.8's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 05/22/2003 10:50:08

Bond: B1 Balance: 1,716,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 5/01/2003
Settlement Date: 5/30/2003 WHOLE 30 year WAC: 6.05 WAM: 357.28

Months 480	PSA 100	PSA 200	PSA 275	PSA 300	PSA 325	PSA 350	PSA 400	PSA 600	PSA 800	PSA 1000
99-16	5.578	5.580	5.581	5.582	5.582	5.582	5.583	5.585	5.587	5.592
99-20	5.564	5.564	5.564	5.565	5.565	5.565	5.565	5.565	5.565	5.565
99-24	5.551	5.549	5.548	5.548	5.547	5.547	5.546	5.545	5.542	5.538
99-28	5.537	5.533	5.531	5.531	5.530	5.529	5.528	5.525	5.520	5.511
100- 0	5.523	5.518	5.515	5.514	5.513	5.512	5.510	5.505	5.497	5.484
100- 4	5.510	5.503	5.498	5.497	5.496	5.494	5.492	5.485	5.475	5.457
100- 8	5.496	5.487	5.482	5.480	5.478	5.477	5.474	5.465	5.453	5.430
100-12	5.483	5.472	5.465	5.463	5.461	5.460	5.456	5.446	5.430	5.403
100-16	5.469	5.456	5.449	5.446	5.444	5.442	5.438	5.426	5.408	5.376
100-20	5.455	5.441	5.432	5.430	5.427	5.425	5.420	5.406	5.386	5.349
100-24	5.442	5.426	5.416	5.413	5.410	5.408	5.403	5.387	5.364	5.322
*100-28	5.429	5.411	5.400	5.396	5.393	5.390	5.385	5.367	5.341	5.295
101- 0	5.415	5.395	5.383	5.380	5.376	5.373	5.367	5.347	5.319	5.268
101- 4	5.402	5.380	5.367	5.363	5.359	5.356	5.349	5.328	5.297	5.242
101- 8	5.388	5.365	5.351	5.346	5.342	5.338	5.331	5.308	5.275	5.215
101-12	5.375	5.350	5.334	5.330	5.325	5.321	5.314	5.289	5.253	5.188
101-16	5.362	5.335	5.318	5.313	5.309	5.304	5.296	5.269	5.231	5.162
101-20	5.348	5.320	5.302	5.297	5.292	5.287	5.278	5.250	5.209	5.135
101-24	5.335	5.305	5.286	5.280	5.275	5.270	5.261	5.230	5.187	5.109
101-28	5.322	5.290	5.270	5.264	5.258	5.253	5.243	5.211	5.165	5.082
102- 0	5.308	5.275	5.254	5.247	5.242	5.236	5.225	5.192	5.143	5.056
102- 4	5.295	5.260	5.238	5.231	5.225	5.219	5.208	5.172	5.122	5.029
102- 8	5.282	5.245	5.222	5.215	5.208	5.202	5.190	5.153	5.100	5.003
AVG LIFE	14.43	11.84	10.62	10.30	10.02	9.76	9.32	8.14	6.93	5.50
DURATION	9.17	8.10	7.55	7.40	7.26	7.14	6.92	6.29	5.57	4.60
FIRST PAY	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03
LAST PAY	5/33	5/33	5/33	5/33	5/33	5/33	5/33	1/33	3/29	1/23


CSC

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_9T1_SUBS 30 year 5.8's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 05/22/2003 10:50:09

Bond: B2 Balance: 1,320,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 5/01/2003
Settlement Date: 5/30/2003 WHOLE 30 year WAC: 6.05 WAM: 357.28

Months 480	PSA 100	PSA 200	PSA 275	PSA 300	PSA 325	PSA 350	PSA 400	PSA 600	PSA 800	PSA 1000
94- 4	6.194	6.277	6.327	6.342	6.356	6.370	6.395	6.476	6.593	6.806
94- 8	6.179	6.260	6.309	6.324	6.338	6.351	6.375	6.455	6.568	6.777
94-12	6.165	6.243	6.291	6.305	6.319	6.332	6.356	6.433	6.544	6.748
94-16	6.150	6.226	6.273	6.287	6.300	6.313	6.336	6.412	6.520	6.719
94-20	6.135	6.209	6.255	6.269	6.282	6.294	6.317	6.390	6.496	6.690
94-24	6.120	6.193	6.237	6.251	6.263	6.275	6.297	6.369	6.472	6.661
94-28	6.105	6.176	6.219	6.232	6.245	6.256	6.278	6.348	6.448	6.632
95- 0	6.090	6.159	6.202	6.214	6.226	6.237	6.258	6.327	6.424	6.603
95- 4	6.076	6.143	6.184	6.196	6.208	6.219	6.239	6.305	6.400	6.574
95- 8	6.061	6.126	6.166	6.178	6.189	6.200	6.220	6.284	6.376	6.545
95-12	6.046	6.109	6.148	6.160	6.171	6.181	6.200	6.263	6.352	6.516
*95-16	6.032	6.093	6.131	6.142	6.152	6.162	6.181	6.242	6.329	6.488
95-20	6.017	6.076	6.113	6.124	6.134	6.144	6.162	6.221	6.305	6.459
95-24	6.002	6.060	6.095	6.106	6.116	6.125	6.143	6.200	6.281	6.430
95-28	5.988	6.043	6.078	6.088	6.097	6.107	6.124	6.179	6.257	6.402
96- 0	5.973	6.027	6.060	6.070	6.079	6.088	6.105	6.158	6.234	6.373
96- 4	5.959	6.011	6.043	6.052	6.061	6.070	6.085	6.137	6.210	6.345
96- 8	5.944	5.994	6.025	6.034	6.043	6.051	6.066	6.116	6.187	6.316
96-12	5.930	5.978	6.008	6.016	6.025	6.033	6.047	6.095	6.163	6.288
96-16	5.916	5.962	5.990	5.999	6.007	6.014	6.028	6.074	6.140	6.259
96-20	5.901	5.945	5.973	5.981	5.989	5.996	6.009	6.053	6.116	6.231
96-24	5.887	5.929	5.955	5.963	5.970	5.978	5.991	6.033	6.093	6.203
96-28	5.872	5.913	5.938	5.945	5.952	5.959	5.972	6.012	6.069	6.175
AVG LIFE	14.43	11.84	10.62	10.30	10.02	9.76	9.32	8.14	6.93	5.50
DURATION	8.91	7.88	7.37	7.23	7.10	6.98	6.77	6.17	5.48	4.54
FIRST PAY	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03
LAST PAY	5/33	5/33	5/33	5/33	5/33	5/33	5/33	12/32	11/28	10/22